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                     July 28, 2023

       Clayton Chun
       Executive Vice President, Chief Financial Officer and Treasurer Alexander & Baldwin, Inc.
       822 Bishop Street
       Post Office Box 3440
       Honolulu, Hawaii 96801

                                                        Re: Alexander &
Baldwin, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-35492

       Dear Clayton Chun:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction